UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Gaia, Inc.
(Name of Issuer)
______________________

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36269P104
(CUSIP Number)
December 22, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
0  Rule 13d-1(b)
1  Rule 13d-1(c)
0  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 36269P104
1
NAME OF REPORTING PERSONS

Himalayan International Institute of Yoga Science and Philosophy of the USA
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) 0
(b) 0

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

5
SOLE VOTING POWER

793,558

6
SHARED VOTING POWER

Not applicable

7
SOLE DISPOSITIVE POWER

793,558

8
SHARED DISPOSITIVE POWER

Not applicable
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

793,558

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)

0

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.27%(1)

12
TYPE OF REPORTING PERSON (See Instructions)

CO


(1) This percentage is calculated based upon the 15,052,600 shares of Class A Common Stock, par value $0.0001 per share, outstanding after giving effect to the acquisition contemplated by the Agreement and Plan of Merger, dated December 22, 2021, by and among Gaia, Inc., YI Merger Sub I, Inc., YI Merger Sub II, LLC, and Yoga International, Inc., as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021.

___
SCHEDULE 13G

Item 1.
   	(a)		Name of Issuer:
			Gaia, Inc.

	(b)	Address of Issuer?s principal executive offices:
		833 West South Boulder Road
		Louisville, Colorado 80027

Item 2.
	(a)	Name of person filing:
		Himalayan International Institute of Yoga Science and Philosophy of the USA

	(b)	Address or principal business office or, if none, residence:
		952 Bethany Turnpike
		Honesdale, PA 18431

	(c)	Citizenship:
		United States of America

	(d)	Title of class of securities:
		Class A Common Stock, par value $0.0001 per share

	(e)	CUSIP No.:
		36269P104

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)	0	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	0	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	0	Insurance company as defined in Section 3(a)(19) of the Act
		(15 U.S.C. 78c).
(d)	0	Investment company registered under Section 8 of the Investment
		Company Act of 1940 (15 U.S.C. 80a-8).
(e)	0	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	0	An employee benefit plan or endowment fund in accordance with
    		section 240.13d-1(b)(1)(ii)(F).
(g)	0	A parent holding company or control person, in accordance with Section
		240.13d-1(b)(1)(ii)(G).
(h)	0	A savings association as defined in Section 3(b) of the Federal Deposit
		Insurance Act (12 U.S.C. 1813).
(i)	0	A church plan, that is excluded from the definition of an investment
		company under Section 3(c)(14) of the Investment Company Act of 1940
		(15 U.S.C. 80a-3).
(j)	0	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	0	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as
		a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution:

__
Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9. Notice of Dissolution of Group.

	Not applicable.

Item 10. Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

__
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022.

Himalayan International Institute of Yoga
Science and Philosophy of the USA

By:  /s/ Greg Capitolo
Name: Greg Capitolo
Title: Treasurer